Match Group, Inc.
8750 North Central Expressway, Suite 1400
Dallas, TX 75231
October 26, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Kathryn Jacobson and Lisa Etheredege
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Re:    Match Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 25, 2021
Form 10-Q for the Quarter Ended June 30, 2021
Filed August 6, 2021
Form 8-K filed August 3, 2021
File No. 001-34148
Dear Ms. Jacobson and Ms. Etheredege:
This letter includes the response of Match Group, Inc. (the “Company,” “Match Group,” “our,” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filings of the Company referenced above, which were delivered to Match Group in a comment letter dated September 28, 2021. For your convenience, we have included in this letter the text of the Staff’s comment followed by the response of the Company.
Form 10-K for the Year Ended December 31, 2020
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the years ended December 31, 2020, 2019 and 2018, page 39
1.Please revise so that any discussion of changes in Adjusted EBITDA between periods is presented alongside a discussion of changes in Net Income, its most comparable GAAP measure, rather than operating income. Refer to Q&A 103.02 of the CD&I on Non-GAAP Financial Measures. Please also comply with this comment in your Forms 10-Q and Quarterly Financial Highlights (Exhibit 99.1) in your Forms 8-K.
Response: The Company acknowledges the guidance in Q&A 103.02 of the CD&I on Non-GAAP Financial Measures, which provides that when EBITDA is presented as a performance measure, its most comparable GAAP measure is net income.

In response to the Staff’s comment, we have reassessed our usage of the term “Adjusted EBITDA” in the labeling of our non-GAAP performance measure. We believe our investors focus on this measure to understand the operating profitability of our business, including our ability to manage our operating costs. In addition, management, in assessing the operations of our business, evaluates this measure with a comparison to Operating Income for reference. For these reasons, we believe that Operating Income is the most comparable GAAP measure for this non-GAAP metric. Accordingly, we have historically defined this measure in our disclosures as Operating Income adjusted to exclude certain items (such as stock-based compensation expense), and we have included Operating Income as the most comparable GAAP measure in the corresponding reconciliations.
Therefore, in response to your comment and in order to align how our investors and management view and utilize this measure, we believe it would be more appropriate to label this metric as “Adjusted Operating Income” and continue to present Operating Income as the most comparable GAAP measure in future disclosures and reconciliations. We have historically presented reconciliations to both Operating Income and Net Income and will continue to voluntarily include Net Income in our reconciliations for informational purposes.
We respectfully propose to make this change in our filings with the Commission beginning with our presentation of financial results for the year ended December 31, 2021 in order to avoid disrupting our third quarter reporting process that is in its final stages and ensure sufficient time to fully address any further questions or comments from the Staff with regard to this proposed approach.
Principles of Financial Reporting, page 42
2.Please revise to present your non-GAAP measures in a separate section titled more appropriately to characterize the nature of those measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K. Please also comply with this comment in your Forms 10-Q.
Response: The Company respectfully submits that in its future Form 10-K and 10-Q filings with the Commission, and in earnings releases furnished to the Commission on Form 8-K, it will present discussion of non-GAAP measures in a separate section titled “Non-GAAP Financial Measures.”
Form 10-Q for the Quarter Ended June 30, 2021
Notes to Consolidated Financial Statements (Unaudited)
Note 10 - Contingencies, page 26
3.We note that on June 9, 2021, the plaintiffs in the Tinder Optionholder Litigation filed a Note of Issue and Certificate of Readiness for Trial in which they amended the amount of damages they are now claiming to “[m]ore than $5.6 billion." Please revise to clarify if the financial statements reflect a provision for a loss based on the probability of an unfavorable outcome. Include your assessment as to whether there is a reasonable possibility of an exposure to loss in excess of the amount accrued and what the additional loss (or range of loss) may be. Refer to ASC 450-20-50-1 through 50-4.
Response: The Company’s financial statements have not historically reflected any provision for a loss based on the Company’s assessment of the probability of an unfavorable outcome in connection with the Tinder Optionholder Litigation in accordance with ASC 450-20-25-2; and we had not, as of the date of the corresponding filing with the Commission, believed there to be a reasonable possibility of an unfavorable outcome to the litigation that would be material to the financial statements. In addition, we did not believe at such time that there was a reasonable possibility that our estimate of the effect of the litigation on the financial statements would change in the near term due to one or more future confirming events or that the outcome of the litigation would be material to the financial statements. Thus, we respectfully submit that ASC 450-20-50-3 does not require additional disclosure with respect to the Tinder Optionholder Litigation in our Form 10-Q for the quarter ended June 30, 2021.
In response to the Staff’s comment, while the evaluation for the quarter ended September 30, 2021 is still ongoing, the Company respectfully submits that it will revise its disclosure in future filings with the Commission to clarify whether there is a provision for loss based on the probability of an unfavorable outcome in connection with the Tinder Optionholder Litigation and include its assessment as to whether there is a reasonable possibility of an exposure to loss in excess of the amount accrued and what the additional loss (or range of loss) may be, or a statement that such an estimate cannot be made, in accordance with ASC 450-20-50-1 through 50-4.
Form 8-K filed August 3, 2021
Liquidity and Capital Resources, page 13
4.We note your graphical presentation of trailing twelve month leverage measures and your definitions on page 25. It appears these measures are calculated using Adjusted EBITDA as the denominator. Please tell us how you considered the need to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please also refer to footnote 27 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures.
Response: The Company acknowledges that these trailing twelve month leverage measures are calculated using a non-GAAP measure as the denominator. The Company respectfully submits that in its future earnings releases furnished to the Commission on Form 8-K, the Company will include in its presentation of these leverage measures a clear notation that the leverage measures are calculated using a non-GAAP measure as the denominator along with a reference to the location in the earnings release of the corresponding reconciliation of the applicable non-GAAP measure to the most comparable GAAP measure for all periods presented.
As currently presented, these leverage measures provide an indication of the Company’s ability to pay down current debt levels given recent operational results. The Company respectfully submits that presenting additional measures calculated using the most comparable GAAP measure as the denominator would result in ratios that are not considered meaningful and would create confusion among our investors, including for the following reasons:
•Leverage ratios calculated based on either Net Income or Operating Income are not commonly utilized by our investors or presented by our peers.
•Net Income or Operating Income based leverage ratios, which would include material items that are not relevant to an analysis of leverage, such as stock-based compensation, would not be useful for understanding our ability to service our debt obligations, fund capital expenditures, or meet working capital requirements; and therefore, we believe their inclusion could potentially confuse our investors.
•Since the completion of our separation from the other businesses of IAC/InterActiveCorp on June 30, 2020, our investors have focused on the trends, and management’s corresponding guidance, with respect to our leverage ratios as historically presented, calculated using our non-GAAP measure as the denominator.
Reconciliations of GAAP to Non-GAAP Measures
Reconciliation of Net Earnings to Adjusted EBITDA, page 20
5.In several places throughout this Form 8-K, you reconcile Adjusted EBITDA non-GAAP measures to operating income, rather than net income, which is the most comparable GAAP measure. For example, we note this issue in your presentation of Adjusted EBITDA margin on pages 20 and 21 as well as in the reconciliation of forecasted operating income to Adjusted EBITDA on page 22. Refer to footnote 27 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures.
Response: As noted in its response to comment 1 above, we believe that the non-GAAP measure historically labeled as “Adjusted EBITDA” would be more appropriately presented as “Adjusted Operating Income,” with operating income therefore as its most comparable GAAP measure. The Company respectfully proposes to also implement this change beginning with its presentation of financial results for the quarter ended December 31, 2021.
Please do not hesitate to contact me at gary.swidler@match.com if there are any comments or questions concerning the foregoing.
Sincerely,
/s/ Gary Swidler
Gary Swidler
Chief Financial Officer and Chief Operating Officer
cc: Davis Polk & Wardwell LLP